Exhibit 99.1

Mountain Province Diamonds Closes $23 Million Private Placement

/NOT FOR DISSEMINATION IN THE UNITED STATES OR DISTRIBUTION BY U.S. NEWS WIRES/

Shares Issued and Outstanding: 77,298,973

TSX: MPV

NYSE-AMEX: MDM

TORONTO, Nov. 18 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE-AMEX: MDM) is pleased to announce that the Company's private placement of 4.6 million common shares at C$5 per share (the "Offering") has closed.

Commenting, Mountain Province President and CEO, Patrick Evans, said: "Demand for the Offering was strong, but the Company limited the placement to $23 million, which together with cash in treasury is sufficient to fund our 2011 operating budget as well as our next $10 million payment to De Beers. Following successful completion of the independent feasibility study, which confirms that Gahcho Kué is a robust project, the Joint Venture is now preparing to file the Gahcho Kué environmental impact statement prior to year end."

Wellington West Capital Markets Inc, under an agency agreement, placed 2 million shares. The balance of 2.6 million shares has been placed in Europe on a non-brokered basis. Mr. Dermot Desmond, currently the Company's largest shareholder, subscribed for 600,000 shares.

The net proceeds from the Offering will be used to advance the Gahcho Kué diamond project in Canada's Northwest Territories and for general corporate purposes.

This news release is not an offer of Common Shares for sale in the United States. The Common Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.
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About Mountain Province Diamonds: Mountain Province (49%) participates in a joint venture with De Beers Canada (51%) at the Gahcho Kué diamond project in Canada's Northwest Territories. The Gahcho Kué Project is the world's largest diamond development project and consists of a cluster of kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats. A recently completed independent feasibility study indicates that the Gahcho Kué Project has an ungeared IRR of 33.9% (excluding sunk costs) and can support an annual average production of 4.45 million carats over an 11 year mine life.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-670-5114
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Phone: (416) 361-3562
Fax: (416) 603-8565
www.mountainprovince.com
E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:37e 18-NOV-10